03016702

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 6, 2003, Series 2003-1	333-99117

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 6, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: /s/ John P. Grazer
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST MORTGAGE COMPANY

$1,123,800,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-1

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

SALOMON SMITH BARNEY
A member of citigroup

January 22, 2003

TERM SHEET DATED January 22, 2003

Ameriquest Mortgage Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2003-1
$1,123,800,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approx. Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Expected Ratings S&P / M / F
A-I	$550,000,000					* Not Available *		
A-II	$835,000,000	Floating	2.67	1-90	0	Act/360	8/2010	AAA / Aaa / AAA
M-1	$106,200,000	Floating	5.11	40-90	0	Act/360	8/2010	AA / Aa2 / AA
M-2	$85,000,000	Floating	5.07	38-90	0	Act/360	8/2010	A / A2 / A
MV-3	$47,200,000	Floating	5.04	37-90	0	Act/360	8/2010	BBB / Baa2 / BBB
MF-3	$25,000,000	Fixed	5.04	37-90	24	30/360	8/2010	BBB / Baa2 / BBB
MV-4	$12,700,000	Floating	4.91	37-90	0	Act/360	8/2010	BBB- / Baa3 / BBB-
MF-4	$12,700,000	Fixed	4.91	37-90	24	30/360	8/2010	BBB- / Baa3 / BBB-
Total	$1,123,800,000							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 22% CPR over 12 months
Adjustable-Rate Mortgage Loans	28% CPR

Contacts

Mortgage Finance	*Telephone Number*	*Rating Agencies*	*Telephone Number*
Ken Mulford	(212) 723-6932	Standard & Poor's	
Phil Seares	(212) 723-1145	Leslie Albergo	(212) 438-2381
Brian Appell	(212) 723-6395	Linda Wu	(212) 438-1567
Mortgage Trading		Moody's	
James De Mare	(212) 723-6217	Nicholas Vassalli	(212) 553-0323
Matt Cherwin	(212) 723-6325		
		Fitch	
		Quincy Tang	(212) 908-0693
		Kei Ishidoya	(212) 908-0238

Transaction Overview

Offered Certificates:	Approximately $835,000,000 senior floating-rate Certificates ("Class A-II Certificates"), approximately $251,100,000 mezzanine floating-rate Certificates ("Class MV Certificates") and approximately $37,700,000 mezzanine fixed-rate Certificates ("Class MF Certificates"). The Class A-II Certificates are backed by first lien fixed and adjustable-rate Mortgage Loans with both conforming and non-conforming balances according to Freddie Mac and Fannie Mae guidelines ("Group II Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.
Non-Offered Certificates:	Approximately $550,000,000 senior floating-rate Certificates ("Class A-I Certificates"). The Class A-I Certificates are backed by first lien Mortgage Loans with conforming balances according to Freddie Mac and Fannie Mae guidelines ("Group I Mortgage Loans").
Collateral:	As of January 1, 2003, the Mortgage Loans will consist of approximately 11,589 adjustable-rate and fixed-rate, first lien, closed-end, Mortgage Loans with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,699,298,514 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,884 fixed and adjustable-rate Mortgage Loans with principal balances that conform to Freddie Mac and Fannie Mae guidelines totaling approximately $674,728,768 and the Group II Mortgage Loans will represent approximately 6,705 fixed and adjustable-rate Mortgage Loans with principal balances which may or may not conform to Freddie Mac and Fannie Mae guidelines totaling approximately $1,024,569,746.
Class A Certificates:	Class A-I, and A-II Certificates.
Class M Certificates:	Class M-1, M-2, MV-3, MF-3, MV-4 and MF-4 Certificates.
Class M-3 Certificates:	Class MV-3 and MF-3
Class M-4 Certificates:	Class MV-4 and MF-4
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Salomon Smith Barney, Morgan Stanley
Co-Managers:	Banc of America, Banc One Capital Markets, Deutsche Bank
Statistical Cut-off Date:	January 1, 2003
Cut-off Date:	February 1, 2003

Transaction Overview

Expected Pricing:	Week of January 21, 2003
Expected Closing Date:	On or about February 6, 2003
Record Date:	For the Class A-I, A-II, M-1, M-2, MV-3 and MV-4 Certificates, the business day immediately preceding the Distribution Date. For the Class MF-3 and MF-4 Certificates, the close of business on the last business day of the month preceding the month in which such Distribution Date occurs, or in the case of the first Distribution Date, the Closing Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in March 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including March 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date, for the Class A-I, A-II, M-1, M-2, MV-3, and MV-4 Certificates will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. For any Distribution Date, for the Class MF-3 and MF-4 Certificates, will be the calendar month preceding the month of such Distribution Date based on a 30/360 day basis.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee calculated at the Trustee Fee Rate of [0.00125]% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date.

Transaction Overview

Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class MV-4 and MF-4 Certificates, pro rata, fourth, to the Class MV-3 and MF-3 Certificates, pro rata, fifth, to the Class M-2 Certificates and sixth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if net monthly excess cashflow and/or the Overcollateralized Amount are greater than zero on any subsequent Distribution Dates).

Transaction Overview

Overcollateralization Target Amount: With respect to any distribution date, (i) prior to the Stepdown Date, an amount equal to approximately 1.50% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $8,496,493 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in March 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 37.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / M / F)	CE % Prior to Step Down Date	CE % On/After Step Down Date
A	AAA / Aaa / AAA	18.50%	37.00%
M-1	AA/ Aa2 / AA	12.25%	24.50%
M-2	A/ A2 / A	7.25%	14.50%
M-3	BBB/ Baa2 / BBB	3.00%	6.00%
M-4	BBB-/ Baa3 / BBB-	1.50%	3.00%

Transaction Overview (Cont.)

Group I Net WAC Cap:	The rate per annum equal to the product of (i) the weighted average of the Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related Due Period minus the Servicing Fee Rate and the Trustee Fee Rate and (ii) a fraction, the numerator of which is 30 and denominator of which is the actual number of days in the related interest period.
Group II Net WAC Cap:	The rate per annum equal to the product of (i) the weighted average of the Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related Due Period minus the Servicing Fee Rate and the Trustee Fee Rate and (ii) a fraction, the numerator of which is 30 and denominator of which is the actual number of days in the related interest period.
Subordinate Net WAC Cap:	The lesser of the Group I Net WAC Cap and the Group II Net WAC Cap.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination and the pass-through rates on the Class A-I Certificates, Class A-II Certificates, Class M-1 Certificates, Class M-2 Certificates, Class MV-3 Certificates and Class MV-4 Certificates are based on one-month LIBOR, the application of the related Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period. The Class MF-3 and MF-4 Certificates will also be subject to a Net WAC Cap and any resulting basis risk interest shortfall will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.
Net WAC Rate Carryover Amount:	If on any distribution date, the pass-through rate for a class of Class A or Class M Certificates is based on the Net WAC Rate, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date (ii) and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Interest Carry Forward Amount:	For each class of Class A or Class M Certificates, on any distribution date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such Class with respect to the prior distribution date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior distribution date, over (b) the amount actually distributed to such class with respect to interest on such prior distribution date and (ii) interest on such excess at the Pass-Through Rate for such class.

Transaction Overview (Cont.)

Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.
Class A Principal Distribution Amount:	Until the Step-down Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 63.00% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage). The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on any Distribution Date to the Class A-I Certificates and the Class A-II Certificates on a *pro rata* basis based on the related Class A principal allocation percentage for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-I Certificates) and the Group II Mortgage Loans (in the case of the Class A-II Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans for such Distribution Date. Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the related Class A Certificates on such Distribution Date, and the amount of principal distributions distributable to the holders of the Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the class or classes of related Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class or classes of Class A Certificates remaining outstanding has been reduced to zero.
Class M Principal Distribution Amount:	The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 75.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches an 85.50% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class MV-3 and MF-3 Certificates, pro rata, until they reach a 94.00% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), and then on the Class MV-4 and MF-4 Certificates, pro-rata, until they reach a 97.00% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
A-I	2 * Margin
A-II	2 * Margin
M-1	1.5 * Margin
M-2	1.5 * Margin
MV-3	1.5 * Margin
MF-3	Coupon + 50 bps
MV-4	1.5 * Margin
MF-4	Coupon + 50 bps

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing the principal amount of (A)(i) mortgage loans delinquent 60 days or more, (ii) mortgage loans in foreclosure, (iii) REO properties and (iv) mortgage loans discharged due to bankruptcy by the aggregate principal balance of the mortgage loans, in each case, as of the last day of the previous calendar month, exceeds (B)(i) 50% of the then current Credit Enhancement Percentage, multiplied by a fraction, the numerator of which is the aggregate principal balance of the fixed-rate mortgage loans as of the last day of the related Due Period and the denominator of which is the aggregate principal balance of all of the mortgage loans as of the last day of the related Due Period, plus (ii) 40% of the then current Credit Enhancement Percentage, multiplied by a fraction, the numerator of which is the aggregate principal balance of the adjustable-rate mortgage loans as of the last day of the related Due Period and the denominator of which is the aggregate principal balance of all of the mortgage loans as of the last day of the related Due Period.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2006 through February 2007	[3.25]%
March 2007 through February 2008	[4.00]%
March 2008 through February 2009	[5.25]%
March 2009 through February 2010	[5.75]%
March 2010 and thereafter	[6.00]%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.
6. To pay any remaining amount to the A-I in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR:

Telerate page 3750.

ERISA:

Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA:

The Class A-I, Class A-II and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC:

The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P/Moody's / Fitch)
A-I	AAA / Aaa / AAA
A-II	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
MV-3	BBB / Baa2 / BBB
MF-3	BBB / Baa2 / BBB
MV-4	BBB- / Baa3 / BBB-
MF-4	BBB- / Baa3 / BBB-

Form of Registration:

Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

$25,000 and integral multiples of $1 in excess thereof.

Sensitivity Analysis

To Optional Termination Date

Class A-II

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	18.62	3.98	2.67	1.88	1.31
Principal Window	1 – 338	1 - 135	1 - 90	1 - 66	1 – 51
Final Payment	04/2031	05/2014	08/2010	08/2008	05/2007

Class M-1

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.93	7.45	5.11	4.51	4.30
Principal Window	263 - 338	43 - 135	40 - 90	45 - 66	51 - 51
Final Payment	04/2031	05/2014	08/2010	08/2008	05/2007

Class M-2

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.93	7.45	5.07	4.20	4.09
Principal Window	263 - 338	43 - 135	38 - 90	40 - 66	44 - 51
Final Payment	04/2031	05/2014	08/2010	08/2008	05/2007

Sensitivity Analysis

To Optional Termination Date

Class MV-3

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.93	7.45	5.04	4.05	3.68
Principal Window	263 – 338	43 -135	37 - 90	38 - 66	39 - 51
Final Payment	04/2031	05/2014	08/2010	08/2008	05/2007

Class MF-3

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.93	7.45	5.04	4.05	3.68
Principal Window	263 – 338	43 - 135	37 - 90	38 - 66	39 - 51
Final Payment	04/2031	05/2014	08/2010	08/2008	05/2007

Class MV-4

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.87	7.27	4.91	3.90	3.46
Principal Window	263 – 338	43 - 135	37 - 90	37 - 66	38 - 51
Final Payment	04/2031	05/2014	08/2010	08/2008	05/2007

Class MF-4

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.87	7.27	4.91	3.90	3.46
Principal Window	263 – 338	43 - 135	37 - 90	37 - 66	38 - 51
Final Payment	04/2031	05/2014	08/2010	08/2008	05/2007

Sensitivity Analysis

To Maturity

Class A-II

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	18.67	4.31	2.96	2.12	1.37
Principal Window	1 – 355	1 – 278	1 – 203	1 – 155	1 - 124
Final Payment	9/2032	4/2026	1/2020	1/2016	6/2013

Class M-1

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.07	8.18	5.64	4.91	5.95
Principal Window	263 – 354	43 – 237	40 – 166	45 – 125	53 – 104
Final Payment	8/2032	11/2022	12/2016	7/2013	10/2011

Class M-2

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.07	8.10	5.54	4.56	4.38
Principal Window	263 – 352	43 – 218	38 – 150	40 – 113	44 – 89
Final Payment	6/2032	4/2021	8/2015	7/2012	7/2010

Sensitivity Analysis

To Maturity

Class MV-3

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.03	7.88	5.35	4.28	3.87
Principal Window	263 – 350	43 – 191	37 – 131	38 – 97	39 – 76
Final Payment	4/2032	1/2019	1/2014	3/2011	6/2009

Class MF-3

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.03	7.88	5.35	4.28	3.87
Principal Window	263 – 350	43 – 191	37 – 131	38 – 97	39 – 76
Final Payment	4/2032	1/2019	1/2014	3/2011	6/2009

Class MV-4

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.88	7.30	4.93	3.92	3.47
Principal Window	263 – 341	43 – 145	37 – 97	37 – 71	38 – 55
Final Payment	7/2031	3/2015	3/2011	1/2009	9/2007

Class MF-4

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.88	7.30	4.93	3.92	3.47
Principal Window	263 – 341	43 – 145	37 – 97	37 – 71	38 – 55
Final Payment	7/2031	3/2015	3/2011	1/2009	9/2007

Subordinate Net WAC Cap Rate

Period	Net WAC (Base)	Net WAC (Stress)	Period	Net WAC (Base)	Net WAC (Stress)	Period	Net WAC (Base)	Net WAC (Stress)
1	4.96	4.96	32	7.72	9.51	62	7.44	10.66
2	7.52	7.52	33	7.47	9.20	63	7.69	11.00
3	7.77	7.77	34	7.72	9.50	64	7.44	10.64
4	7.51	7.51	35	7.47	9.19	65	7.69	10.98
5	7.76	7.76	36	7.47	9.76	66	7.44	10.62
6	7.51	7.51	37	8.27	10.79	67	7.44	10.61
7	7.50	7.50	38	7.47	9.74	68	7.69	10.95
8	7.75	7.75	39	7.72	10.06	69	7.44	10.59
9	7.50	7.50	40	7.47	9.73	70	7.68	10.93
10	7.75	7.75	41	7.71	10.05	71	7.43	10.57
11	7.50	7.50	42	7.46	10.28	72	7.43	10.56
12	7.50	7.50	43	7.46	10.27	73	8.23	11.69
13	8.01	8.01	44	7.71	10.60	74	7.43	10.55
14	7.49	7.49	45	7.46	10.25	75	7.68	10.89
15	7.74	7.74	46	7.71	10.59	76	7.43	10.53
16	7.49	7.49	47	7.46	10.24	77	7.68	10.87
17	7.74	7.74	48	7.46	10.78	78	7.43	10.51
18	7.49	7.49	49	8.26	11.93	79	7.43	10.50
19	7.49	7.49	50	7.46	10.77	80	7.67	10.84
20	7.74	7.74	51	7.70	11.12	81	7.42	10.48
21	7.49	7.49	52	7.45	10.75	82	7.67	10.82
22	7.73	7.73	53	7.70	11.10	83	7.42	10.46
23	7.48	7.48	54	7.45	10.73	84	7.42	10.45
24	7.48	7.61	55	7.45	10.72	85	8.21	11.56
25	8.28	9.58	56	7.70	11.07	86	7.42	10.44
26	7.48	8.65	57	7.45	10.70	87	7.66	10.77
27	7.73	8.94	58	7.70	11.05	88	7.42	10.42
28	7.48	8.64	59	7.45	10.68	89	7.66	10.76
29	7.73	8.93	60	7.45	10.67	90	7.41	10.40
30	7.48	9.18	61	7.96	11.40			
31	7.48	9.21						

Assumes 6mLIBOR stays at 1.36875% in the base case scenario and 20.0000% in the stress scenario.

At the Pricing Speed

Group II Net WAC Cap Rate

Period	Net WAC (Base)	Net WAC (Stress)	Period	Net WAC (Base)	Net WAC (Stress)	Period	Net WAC (Base)	Net WAC (Stress)
1	4.96	4.96	32	7.72	9.51	62	7.44	10.66
2	7.52	7.52	33	7.47	9.20	63	7.69	11.00
3	7.77	7.77	34	7.72	9.50	64	7.44	10.64
4	7.51	7.51	35	7.47	9.19	65	7.69	10.98
5	7.76	7.76	36	7.47	9.76	66	7.44	10.62
6	7.51	7.51	37	8.27	10.79	67	7.44	10.61
7	7.50	7.50	38	7.47	9.74	68	7.69	10.95
8	7.75	7.75	39	7.72	10.06	69	7.44	10.59
9	7.50	7.50	40	7.47	9.73	70	7.68	10.93
10	7.75	7.75	41	7.71	10.05	71	7.43	10.57
11	7.50	7.50	42	7.46	10.28	72	7.43	10.56
12	7.50	7.50	43	7.46	10.27	73	8.23	11.69
13	8.01	8.01	44	7.71	10.60	74	7.43	10.55
14	7.49	7.49	45	7.46	10.25	75	7.68	10.89
15	7.74	7.74	46	7.71	10.59	76	7.43	10.53
16	7.49	7.49	47	7.46	10.24	77	7.68	10.87
17	7.74	7.74	48	7.46	10.78	78	7.43	10.51
18	7.49	7.49	49	8.26	11.93	79	7.43	10.50
19	7.49	7.49	50	7.46	10.77	80	7.67	10.84
20	7.74	7.74	51	7.70	11.12	81	7.42	10.48
21	7.49	7.49	52	7.45	10.75	82	7.67	10.82
22	7.73	7.73	53	7.70	11.10	83	7.42	10.46
23	7.48	7.48	54	7.45	10.73	84	7.42	10.45
24	7.48	8.66	55	7.45	10.72	85	8.21	11.56
25	8.28	9.58	56	7.70	11.07	86	7.42	10.44
26	7.48	8.65	57	7.45	10.70	87	7.66	10.77
27	7.73	8.94	58	7.70	11.05	88	7.42	10.42
28	7.48	8.64	59	7.45	10.68	89	7.66	10.76
29	7.73	8.93	60	7.45	10.67	90	7.41	10.40
30	7.48	9.22	61	7.96	11.40			
31	7.48	9.21						

Assumes 6mLIBOR stays at 1.36875% in the base case scenario and 20.0000% in the stress scenario.

At the Pricing Speed

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		11,589	
Total Outstanding Loan Balance		$1,699,298,514	
Average Loan Principal Balance		$146,630	$39,210 - $600,000
WA Coupon		8.32%	5.50% - 14.40%
ARM Characteristics			
Margin		6.17%	
First Periodic Cap		2.00%	
Subsequent Periodic Cap		1.00%	
Lifetime Max		14.51%	
Lifetime Min		8.51%	
WA Original Term (mo.)		352	180 – 360
WA Remaining Term (mo.)		351	175 – 360
WA Original LTV		80.49%	8.93% – 95.00%
WA FICO		615	499 – 810
1st Liens (%)		100.00%	
Balloons (%)		0.00%	
Loan Type			
Fixed		26.12%	
2Y/6Mo. LIBOR		73.88%	
Property Type			
Single Family		81.77%	
2-4 Family		7.33%	
Condo		4.64%	
PUD		5.68%	
Manufactured Housing		0.58%	
Occupancy Status			
Primary Home		95.12%	
Second Home		0.55%	
Investment		4.33%	
Loan Purpose			
Refinance-Debt Consolidation, Cashout		55.19%	
Refinance-Debt Consolidation, No Cashout		37.51%	
Purchase		7.30%	
Geographic Distribution			
	CA	23.29%	
	NY	9.46%	
	IL	6.43%	
	FL	6.00%	
	MN	5.99%	
	MA	5.02%	

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Current Mortgage Loan Principal Balances

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	368	$18,382,885.45	1.08%
50,000.01 - 75,000.00	1,770	110,126,176.24	6.48
75,000.01 - 100,000.00	1,808	158,190,688.89	9.31
100,000.01 - 125,000.00	1,663	186,854,047.99	11.00
125,000.01 - 175,000.00	2,560	378,668,064.85	22.28
175,000.01 - 200,000.00	911	170,493,726.56	10.03
200,000.01 - 225,000.00	739	157,011,500.49	9.24
225,000.01 - 250,000.00	511	121,386,160.87	7.14
250,000.01 - 275,000.00	397	103,982,003.15	6.12
275,000.01 - 299,999.99	282	81,089,199.03	4.77
300,000.00 - 322,700.00	161	49,595,508.32	2.92
322,700.01 - 350,000.00	127	42,660,319.70	2.51
350,000.01 - 375,000.00	85	30,808,209.24	1.81
375,000.01 - 400,000.00	65	25,243,172.97	1.49
400,000.01 – 425,000.00	40	16,533,518.32	0.97
425,000.01 - 450,000.00	33	14,513,180.95	0.86
450,000.01 - 475,000.00	25	11,653,975.45	0.69
475,000.01 - 500,000.00	38	18,683,656.04	1.10
525,000.01 - 550,000.00	2	1,086,467.99	0.06
550,000.01 - 575,000.00	1	566,000.00	0.03
575,000.01 -1,000,000.00	3	1,770,051.05	0.10
T7otal:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Current Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	146	$28,646,957.86	1.69%
6.000 - 6.499	234	45,612,814.14	2.68
6.500 - 6.999	1,193	218,259,931.94	12.84
7.000 - 7.499	1,063	183,593,911.15	10.80
7.500 - 7.999	2,080	336,003,328.50	19.77
8.000 - 8.499	1,289	189,293,932.47	11.14
8.500 - 8.999	1,892	260,339,037.12	15.32
9.000 - 9.499	794	98,551,734.51	5.80
9.500 - 9.999	1,378	164,646,125.05	9.69
10.000 - 10.499	330	38,577,008.18	2.27
10.500 - 10.999	592	67,943,379.41	4.00
11.000 - 11.499	198	23,376,537.44	1.38
11.500 - 11.999	240	26,093,148.93	1.54
12.000 - 12.499	98	10,738,840.07	0.63
12.500 - 12.999	52	6,820,583.90	0.40
13.000 - 13.499	4	325,270.11	0.02
13.500 - 13.999	5	413,745.06	0.02
14.000 - 14.499	1	62,227.71	0.00
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Original Term

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
169 - 204	460	$45,349,589.46	2.67%
205 - 240	415	48,145,068.65	2.83
349 - 360	10,714	1,605,803,855.44	94.50
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Remaining Term

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
169 - 204	460	$45,349,589.46	2.67%
205 - 240	415	48,145,068.65	2.83
349 - 360	10,714	1,605,803,855.44	94.50
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Original Loan-to-Value Ratio

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	48	$3,336,515.90	0.20%
25.01 - 30.00	26	1,863,790.14	0.11
30.01 - 35.00	60	5,725,636.57	0.34
35.01 - 40.00	74	7,088,588.72	0.42
40.01 - 45.00	75	6,838,196.76	0.40
45.01 - 50.00	165	19,645,880.59	1.16
50.01 - 55.00	213	25,799,589.52	1.52
55.01 - 60.00	383	49,569,966.40	2.92
60.01 - 65.00	517	68,748,106.81	4.05
65.01 - 70.00	691	91,786,967.75	5.40
70.01 - 75.00	1,404	189,080,532.67	11.13
75.01 - 80.00	2,014	285,160,836.82	16.78
80.01 - 85.00	2,192	332,382,219.18	19.56
85.01 - 90.00	2,973	471,294,327.27	27.73
90.01 - 95.00	754	140,977,358.45	8.30
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Owner Occupancy

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	639	$73,530,588.06	4.33%
Primary	10,879	1,616,338,416.86	95.12
Second Home	71	9,429,508.63	0.55
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Property Type

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Fam Detached	686	$124,525,099.59	7.33%
Condo	544	78,885,783.76	4.64
Manufactured Housing	116	9,884,720.65	0.58
PUD Attached	58	8,208,468.71	0.48
PUD Detached	533	88,299,308.32	5.20
SF Attached	58	6,456,593.40	0.38
SF Detached	9,594	1,383,038,539.12	81.39
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Debt Consolidation - Cash-Out	6,780	$937,832,333.33	55.19%
Purchase	772	124,019,139.18	7.30
Debt Consolidation - No Cash-Out	4,037	637,447,041.04	37.51
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Documentation Type

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	8,482	$1,213,386,363.00	71.41%
Limited	904	152,648,587.25	8.98
Stated	2,203	333,263,563.30	19.61
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Risk Grade

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1	2,392	$397,296,977.65	23.38%
2	395	67,267,341.67	3.96
3	278	45,092,330.46	2.65
3A	3,398	508,091,546.57	29.90
4	186	29,950,648.41	1.76
5	76	11,727,149.40	0.69
6	31	5,060,256.09	0.30
A	858	122,725,258.89	7.22
AA	2,079	279,901,968.29	16.47
B	1,177	143,801,520.88	8.46
C	666	82,145,579.18	4.83
D	53	6,237,936.06	0.37
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Type

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2Y/6M LIBOR ARM	8,507	$1,255,373,431.27	73.88%
Fixed	3,082	443,925,082.28	26.12
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Geographic Concentration

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	169	$15,239,282.18	0.90%
Alaska	13	1,739,796.63	0.10
Arizona	302	35,797,948.30	2.11
Arkansas	27	2,254,840.08	0.13
California	1,907	395,696,713.42	23.29
Colorado	338	54,375,808.80	3.20
Connecticut	190	30,757,782.21	1.81
Delaware	22	2,763,846.99	0.16
Florida	857	101,973,969.40	6.00
Georgia	11	1,243,642.49	0.07
Hawaii	50	11,151,428.07	0.66
Idaho	16	1,898,114.97	0.11
Illinois	744	109,348,048.50	6.43
Indiana	255	23,248,464.74	1.37
Iowa	219	19,416,301.29	1.14
Kansas	65	6,986,852.11	0.41
Kentucky	27	2,778,343.40	0.16
Louisiana	106	9,402,842.70	0.55
Maine	69	7,713,348.49	0.45
Maryland	214	32,246,592.67	1.90
Massachusetts	456	85,380,082.13	5.02
Michigan	635	68,813,861.42	4.05
Minnesota	714	101,843,217.95	5.99
Mississippi	57	5,489,404.26	0.32
Missouri	170	15,449,944.12	0.91
Montana	5	630,150.00	0.04
Nebraska	48	4,147,996.24	0.24
Nevada	103	15,570,784.67	0.92
New Hampshire	61	9,718,308.89	0.57
New Jersey	463	84,252,741.85	4.96
New Mexico	69	7,917,035.41	0.47
New York	792	160,708,852.05	9.46
North Dakota	2	141,400.00	0.01
Ohio	368	36,474,625.72	2.15
Oklahoma	68	6,235,250.11	0.37
Oregon	47	7,490,132.79	0.44
Pennsylvania	306	35,407,985.72	2.08

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Geographic Concentration (Continued)

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Rhode Island	157	$23,275,817.42	1.37%
South Carolina	59	5,698,374.54	0.34
South Dakota	6	624,371.40	0.04
Tennessee	105	9,765,241.07	0.57
Texas	827	79,893,270.54	4.70
Utah	66	9,470,267.96	0.56
Vermont	23	2,510,466.22	0.15
Washington	229	39,356,764.31	2.32
Wisconsin	123	14,216,001.56	0.84
Wyoming	29	2,782,197.76	0.16
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Prepayment Penalty Term

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	2,696	$389,676,635.24	22.93%
12	432	86,256,668.03	5.08
24	2,052	324,929,609.34	19.12
36	6,368	893,218,419.77	52.56
42	31	3,824,478.44	0.23
60	10	1,392,702.73	0.08
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Source

Loan Source	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
RETAIL	8,231	$1,142,903,809.87	67.26%
WHOLESALE	3,358	556,394,703.68	32.74
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

FICO Score

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
499	1	$104,763.75	0.01%
500 - 525	571	75,150,544.32	4.42
526 - 550	1,190	154,643,624.02	9.10
551 - 575	2,031	282,645,193.83	16.63
576 - 600	1,534	213,738,605.42	12.58
601 - 625	1,627	256,347,562.34	15.09
626 - 650	1,546	237,608,062.15	13.98
651 - 675	1,217	189,545,220.65	11.15
676 - 700	798	130,724,736.50	7.69
701 - 725	479	74,898,831.94	4.41
726 - 750	293	44,112,642.41	2.60
751 - 775	144	21,262,162.65	1.25
776 - 800	77	9,519,467.91	0.56
801 - 825	6	655,254.80	0.04
Not Available	75	8,341,840.86	0.49
Total:	11,589	$1,699,298,513.55	100.00%

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Gross Margin

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.000 - 3.499	13	$2,306,562.26	0.18%
3.500 - 3.999	28	5,205,555.84	0.41
4.000 - 4.499	10	1,169,685.04	0.09
4.500 - 4.999	3	370,718.88	0.03
5.000 - 5.499	1,302	195,624,027.43	15.58
5.500 - 5.999	143	26,757,437.71	2.13
6.000 - 6.499	3,451	489,017,431.85	38.95
6.500 - 6.999	3,489	526,144,716.92	41.91
7.000 - 7.499	68	8,777,295.34	0.70
Total:	8,507	$1,255,373,431.27	100.00%

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Next Rate Change Date

Next Rate Change Dates (6 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
JUL-2004-SEP-2004	201	$27,618,747.10	2.20%
OCT-2004-DEC-2004	2,940	420,589,138.97	33.50
JAN-2005-MAR-2005	5,366	807,165,545.20	64.30
Total:	8,507	$1,255,373,431.27	100.00%

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Maximum Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
11.500 - 11.999	84	$17,024,142.67	1.36%
12.000 - 12.499	150	27,808,727.21	2.22
12.500 - 12.999	700	132,156,131.91	10.53
13.000 - 13.499	642	117,190,192.91	9.34
13.500 - 13.999	1,337	229,448,051.63	18.28
14.000 - 14.499	962	143,885,080.37	11.46
14.500 - 14.999	1,459	205,646,289.50	16.38
15.000 - 15.499	650	81,767,842.50	6.51
15.500 - 15.999	1,153	140,393,413.48	11.18
16.000 - 16.499	276	33,603,654.34	2.68
16.500 - 16.999	539	62,973,918.26	5.02
17.000 - 17.499	179	21,473,847.39	1.71
17.500 - 17.999	227	24,741,375.46	1.97
18.000 - 18.499	91	10,028,590.07	0.80
18.500 - 18.999	49	6,481,884.84	0.52
19.000+	9	750,288.73	0.06
Total:	8,507	$1,255,373,431.27	100.00%

Total Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Minimum Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	84	$17,024,142.67	1.36%
6.000 - 6.499	150	27,808,727.21	2.22
6.500 - 6.999	700	132,156,131.91	10.53
7.000 - 7.499	641	117,022,792.91	9.32
7.500 - 7.999	1,338	229,615,451.63	18.29
8.000 - 8.499	962	143,885,080.37	11.46
8.500 - 8.999	1,459	205,646,289.50	16.38
9.000 - 9.499	650	81,767,842.50	6.51
9.500 - 9.999	1,153	140,393,413.48	11.18
10.000 - 10.499	276	33,603,654.34	2.68
10.500 - 10.999	539	62,973,918.26	5.02
11.000 - 11.499	179	21,473,847.39	1.71
11.500 - 11.999	227	24,741,375.46	1.97
12.000 - 12.499	91	10,028,590.07	0.80
12.500 - 12.999	49	6,481,884.84	0.52
13.000 - 13.499	3	274,315.96	0.02
13.500 - 13.999	5	413,745.06	0.03
14.000 - 14.499	1	62,227.71	0.00
Total:	8,507	$1,255,373,431.27	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		4,884	
Total Outstanding Loan Balance		$674,728,768	
Average Loan Principal Balance		$138,151	$49,936 - $480,000
WA Coupon		8.40%	5.50% - 13.75%
ARM Characteristics			
Margin		6.17%	
First Periodic Cap		2.00%	
Subsequent Periodic Cap		1.00%	
Lifetime Max		14.50%	
Lifetime Min		8.50%	
WA Original Term (mo.)		353	180 – 360
WA Remaining Term (mo.)		353	178 – 360
WA Original LTV		80.24%	9.33% – 95.00%
WA FICO ***(Non Zero)***		605	500 –793
1st Liens (%)		100.00%	
Balloons (%)		0.00%	
Loan Type			
Fixed		14.98%	
2Y/6Mo. LIBOR		85.02%	
Property Type			
Single Family		81.09%	
2-4 Family		8.12%	
Condo		4.65%	
PUD		5.45%	
Manufactured Housing		0.69%	
Occupancy Status			
Primary Home		95.04%	
Second Home		0.50%	
Investment		4.46%	
Loan Purpose			
Refinance-Debt Consolidation, Cashout		53.77%	
Refinance-Debt Consolidation, No Cashout		39.16%	
Purchase		7.06%	
Geographic Distribution			
	CA	21.49%	
	NY	8.57%	
	IL	7.20%	
	FL	5.49%	
	TX	5.36%	
	MA	5.33%	

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Current Mortgage Loan Principal Balances

Principal Balances as of Cutoff Date	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	151	$7,549,884.00	1.12%
50,000.01 - 75,000.00	769	47,672,162.00	7.07
75,000.01 - 100,000.00	795	69,623,482.00	10.32
100,000.01 - 125,000.00	730	81,625,680.00	12.10
125,000.01 - 175,000.00	1,120	166,156,158.00	24.63
175,000.01 - 200,000.00	399	74,714,248.00	11.07
200,000.01 - 225,000.00	330	69,999,786.00	10.37
225,000.01 - 250,000.00	216	51,231,556.00	7.59
250,000.01 - 275,000.00	182	47,624,960.00	7.06
275,000.01 - 299,999.99	105	30,186,995.00	4.47
300,000.00 - 322,700.00	59	18,112,107.00	2.68
322,700.01 - 350,000.00	10	3,348,550.00	0.50
350,000.01 - 375,000.00	12	4,359,700.00	0.65
375,000.01 - 400,000.00	3	1,170,500.00	0.17
400,000.01 – 425,000.00	1	410,000.00	0.06
450,000.01 - 475,000.00	1	463,000.00	0.07
475,000.01 - 500,000.00	1	480,000.00	0.07
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Current Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	52	$9,681,191.00	1.43%
6.000 - 6.499	95	16,671,476.00	2.47
6.500 - 6.999	456	75,866,861.00	11.24
7.000 - 7.499	415	68,991,019.00	10.23
7.500 - 7.999	834	130,283,874.00	19.31
8.000 - 8.499	579	81,470,132.00	12.07
8.500 - 8.999	785	103,056,994.00	15.27
9.000 - 9.499	406	48,569,836.00	7.20
9.500 - 9.999	625	71,010,278.00	10.52
10.000 - 10.499	123	13,709,162.00	2.03
10.500 - 10.999	251	28,550,590.00	4.23
11.000 - 11.499	78	8,654,137.00	1.28
11.500 - 11.999	113	10,762,549.00	1.60
12.000 - 12.499	52	4,716,106.00	0.70
12.500 - 12.999	19	2,684,563.00	0.40
13.500 - 13.999	1	50,000.00	0.01
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Original Term

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
169 - 204	159	$15,492,501.00	2.30%
205 - 240	141	16,605,012.00	2.46
349 - 360	4,584	642,631,255.00	95.24
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Remaining Term

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
169 - 204	159	$15,492,501.00	2.30%
205 - 240	141	16,605,012.00	2.46
349 - 360	4,584	642,631,255.00	95.24
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Original Loan-to-Value Ratio

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	14	$884,935.00	0.13%
25.01 - 30.00	7	545,002.00	0.08
30.01 - 35.00	28	2,227,699.00	0.33
35.01 - 40.00	33	2,969,126.00	0.44
40.01 - 45.00	34	3,141,098.00	0.47
45.01 - 50.00	58	6,444,502.00	0.96
50.01 - 55.00	94	11,421,982.00	1.69
55.01 - 60.00	155	18,626,240.00	2.76
60.01 - 65.00	214	27,044,422.00	4.01
65.01 - 70.00	295	37,491,787.00	5.56
70.01 - 75.00	646	84,247,420.00	12.49
75.01 - 80.00	864	113,942,135.00	16.89
80.01 - 85.00	1,001	143,955,272.00	21.34
85.01 - 90.00	1,142	171,988,856.00	25.49
90.01 - 95.00	299	49,798,292.00	7.38
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Owner Occupancy

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	261	$30,070,620.00	4.46%
Primary	4,597	641,276,956.00	95.04
Second Home	26	3,381,192.00	0.50
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Property Type

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Fam Detached	299	$54,799,301.00	8.12%
Condo	229	31,369,102.00	4.65
Manufactured Housing	49	4,676,447.00	0.69
PUD Attached	27	3,909,000.00	0.58
PUD Detached	226	32,845,517.00	4.87
SF Attached	25	2,665,028.00	0.39
SF Detached	4,029	544,464,373.00	80.69
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Debt Consolidation, Cash-out	2,784	$362,831,174.00	53.77%
Purchase	330	47,648,863.00	7.06
Debt Consolidation, No Cash-out	1,770	264,248,731.00	39.16
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Documentation Type

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	3,640	$498,460,517.00	73.88%
Limited	353	55,633,589.00	8.25
Stated	891	120,634,662.00	17.88
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Risk Grade

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1	1,050	$158,445,348.00	23.48%
2	197	31,097,849.00	4.61
3	127	19,153,526.00	2.84
3A	1,111	160,817,980.00	23.83
4	95	15,149,583.00	2.25
5	36	5,388,900.00	0.80
6	8	1,031,750.00	0.15
A	417	54,540,236.00	8.08
AA	953	121,889,633.00	18.06
B	551	67,830,589.00	10.05
C	311	36,235,909.00	5.37
D	28	3,147,465.00	0.47
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Type

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2Y/6M LIBOR ARM	4,153	$573,652,285.00	85.02%
Fixed	731	101,076,483.00	14.98
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Geographic Concentration

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	69	$5,826,910.00	0.86%
Alaska	7	969,325.00	0.14
Arizona	160	18,077,775.00	2.68
Arkansas	11	879,150.00	0.13
California	773	145,022,058.00	21.49
Colorado	136	20,849,401.00	3.09
Connecticut	85	13,000,485.00	1.93
Delaware	16	2,095,772.00	0.31
Florida	316	37,065,408.00	5.49
Hawaii	25	5,189,362.00	0.77
Idaho	6	577,220.00	0.09
Illinois	341	48,581,493.00	7.20
Indiana	112	10,270,376.00	1.52
Iowa	64	5,932,170.00	0.88
Kansas	26	2,915,735.00	0.43
Kentucky	13	1,149,049.00	0.17
Louisiana	40	3,442,593.00	0.51
Maine	34	3,782,102.00	0.56
Maryland	104	14,655,375.00	2.17
Massachusetts	197	35,949,719.00	5.33
Michigan	274	29,152,621.00	4.32
Minnesota	257	35,610,838.00	5.28
Mississippi	23	2,068,000.00	0.31
Missouri	76	6,455,056.00	0.96
Montana	3	344,650.00	0.05
Nebraska	11	938,000.00	0.14
Nevada	46	5,707,823.00	0.85
New Hampshire	32	4,937,180.00	0.73
New Jersey	183	31,292,499.00	4.64
New Mexico	41	4,879,572.00	0.72
New York	300	57,838,553.00	8.57
North Dakota	2	141,400.00	0.02
Ohio	156	15,065,859.00	2.23
Oklahoma	40	3,477,690.00	0.52
Oregon	24	3,458,750.00	0.51
Pennsylvania	124	13,550,909.00	2.01

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Geographic Concentration (Continued)

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Rhode Island	71	$10,211,516.00	1.51%
South Carolina	33	2,866,915.00	0.42
South Dakota	3	350,250.00	0.05
Tennessee	46	4,112,811.00	0.61
Texas	393	36,164,826.00	5.36
Utah	30	4,036,279.00	0.60
Vermont	14	1,746,200.00	0.26
Washington	100	16,685,468.00	2.47
Wisconsin	53	5,933,525.00	0.88
Wyoming	14	1,470,100.00	0.22
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Prepayment Penalty Term

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	1,123	$152,760,633.00	22.64%
12	136	25,674,071.00	3.81
24	1,019	147,176,824.00	21.81
36	2,605	349,015,240.00	51.73
60	1	102,000.00	0.02
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Source

Loan Source	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
RETAIL	3,371	$444,461,812.00	65.87%
WHOLESALE	1,513	230,266,956.00	34.13
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

FICO Score

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
500 - 525	274	$35,437,259.00	5.25%
526 - 550	589	74,367,503.00	11.02
551 - 575	987	130,089,103.00	19.28
576 - 600	719	93,905,271.00	13.92
601 - 625	718	105,132,013.00	15.58
626 - 650	584	86,977,320.00	12.89
651 - 675	463	69,710,630.00	10.33
676 - 700	234	34,273,549.00	5.08
701 - 725	159	23,645,800.00	3.50
726 - 750	86	11,978,216.00	1.78
751 - 775	41	5,731,068.00	0.85
776 - 800	13	1,340,751.00	0.20
Not Available	17	2,140,285.00	0.32
Total:	4,884	$674,728,768.00	100.00%

Group I Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Gross Margin

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.000 - 3.499	9	$1,351,450.00	0.24%
3.500 - 3.999	19	2,710,856.00	0.47
4.000 - 4.499	7	877,550.00	0.15
4.500 - 4.999	1	100,000.00	0.02
5.000 - 5.499	591	86,645,849.00	15.10
5.500 - 5.999	37	6,164,562.00	1.07
6.000 - 6.499	1,816	242,084,245.00	42.20
6.500 - 6.999	1,668	232,932,973.00	40.61
7.000 - 7.499	5	784,800.00	0.14
Total:	4,153	$573,652,285.00	100.00%

Group I Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Next Rate Change Date

Next Rate Change Dates (6 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
AUG-2004-OCT-2004	5	$566,739.00	0.10%
NOV-2004-JAN-2005	4,148	573,085,546.00	99.90
Total:	4,153	$573,652,285.00	100.00%

Group I Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Maximum Mortgage Rate

Maximum Mortgage Rates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
11.500 - 11.999	42	$7,601,087.00	1.33%
12.000 - 12.499	65	11,062,767.00	1.93
12.500 - 12.999	327	55,085,207.00	9.60
13.000 - 13.499	306	52,417,812.00	9.14
13.500 - 13.999	675	108,760,868.00	18.96
14.000 - 14.499	514	72,908,542.00	12.71
14.500 - 14.999	692	91,451,048.00	15.94
15.000 - 15.499	359	42,973,075.00	7.49
15.500 - 15.999	567	65,019,447.00	11.33
16.000 - 16.499	115	13,004,262.00	2.27
16.500 - 16.999	241	27,616,466.00	4.81
17.000 - 17.499	75	8,456,887.00	1.47
17.500 - 17.999	108	10,346,648.00	1.80
18.000 - 18.499	48	4,359,856.00	0.76
18.500 - 18.999	18	2,538,313.00	0.44
19.000+	1	50,000.00	0.01
Total:	4,153	$573,652,285.00	100.00%

Group I Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Minimum Mortgage Rate

Minimum Mortgage Rates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	42	$7,601,087.00	1.33%
6.000 - 6.499	65	11,062,767.00	1.93
6.500 - 6.999	327	55,085,207.00	9.60
7.000 - 7.499	305	52,250,412.00	9.11
7.500 - 7.999	676	108,928,268.00	18.99
8.000 - 8.499	514	72,908,542.00	12.71
8.500 - 8.999	692	91,451,048.00	15.94
9.000 - 9.499	359	42,973,075.00	7.49
9.500 - 9.999	567	65,019,447.00	11.33
10.000 - 10.499	115	13,004,262.00	2.27
10.500 - 10.999	241	27,616,466.00	4.81
11.000 - 11.499	75	8,456,887.00	1.47
11.500 - 11.999	108	10,346,648.00	1.80
12.000 - 12.499	48	4,359,856.00	0.76
12.500 - 12.999	18	2,538,313.00	0.44
13.500 - 13.999	1	50,000.00	0.01
Total:	4,153	$573,652,285.00	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		6,705	
Total Outstanding Loan Balance		$1,024,569,746	
Average Loan Principal Balance		$152,807	$39,210 - $600,000
WA Coupon		8.28%	5.50% - 14.40%
ARM Characteristics			
Margin		6.17%	
First Periodic Cap		2.00%	
Subsequent Periodic Cap		1.00%	
Lifetime Max		14.51%	
Lifetime Min		8.51%	
WA Original Term (mo.)		351	180 – 360
WA Remaining Term (mo.)		350	175 – 360
WA Original LTV		80.65%	8.93% – 95.00%
WA FICO (*Non Zero)*		622	499-810
1st Liens (%)		100.00%	
Balloons (%)		0.00%	
Loan Type			
Fixed		33.46%	
2Y/6Mo. LIBOR		66.54%	
Property Type			
Single Family		82.22%	
2-4 Family		6.81%	
Condo		4.64%	
PUD		5.83%	
Manufactured Housing		0.51%	
Occupancy Status			
Primary Home		95.17%	
Second Home		0.59%	
Investment		4.24%	
Loan Purpose			
Refinance-Debt Consolidation, Cashout		56.12%	
Refinance-Debt Consolidation, No Cashout		36.42%	
Purchase		7.45%	
Geographic Distribution			
	CA	24.47%	
	NY	10.04%	
	MN	6.46%	
	FL	6.34%	
	IL	5.93%	
	NJ	5.17%	

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Current Mortgage Loan Principal Balances

Principal Balances as of Cutoff Date	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	217	$10,833,001.45	1.06%
50,000.01 - 75,000.00	1,001	62,454,014.24	6.10
75,000.01 - 100,000.00	1,013	88,567,206.89	8.64
100,000.01 - 125,000.00	933	105,228,367.99	10.27
125,000.01 - 175,000.00	1,440	212,511,906.85	20.74
175,000.01 - 200,000.00	512	95,779,478.56	9.35
200,000.01 - 225,000.00	409	87,011,714.49	8.49
225,000.01 - 250,000.00	295	70,154,604.87	6.85
250,000.01 - 275,000.00	215	56,357,043.15	5.50
275,000.01 - 299,999.99	177	50,902,204.03	4.97
300,000.00 - 322,700.00	102	31,483,401.32	3.07
322,700.01 - 350,000.00	117	39,311,769.70	3.84
350,000.01 - 375,000.00	73	26,448,509.24	2.58
375,000.01 - 400,000.00	62	24,072,672.97	2.35
400,000.01 - 425,000.00	39	16,123,518.32	1.57
425,000.01 - 450,000.00	33	14,513,180.95	1.42
450,000.01 - 475,000.00	24	11,190,975.45	1.09
475,000.01 - 500,000.00	37	18,203,656.04	1.78
525,000.01 - 550,000.00	2	1,086,467.99	0.11
550,000.01 - 575,000.00	1	566,000.00	0.06
575,000.01 -1,000,000.00	3	1,770,051.05	0.17
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Current Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	94	$18,965,766.86	1.85%
6.000 - 6.499	139	28,941,338.14	2.82
6.500 - 6.999	737	142,393,070.94	13.90
7.000 - 7.499	648	114,602,892.15	11.19
7.500 - 7.999	1,246	205,719,454.50	20.08
8.000 - 8.499	710	107,823,800.47	10.52
8.500 - 8.999	1,107	157,282,043.12	15.35
9.000 - 9.499	388	49,981,898.51	4.88
9.500 - 9.999	753	93,635,847.05	9.14
10.000 - 10.499	207	24,867,846.18	2.43
10.500 - 10.999	341	39,392,789.41	3.84
11.000 - 11.499	120	14,722,400.44	1.44
11.500 - 11.999	127	15,330,599.93	1.50
12.000 - 12.499	46	6,022,734.07	0.59
12.500 - 12.999	33	4,136,020.90	0.40
13.000 - 13.499	4	325,270.11	0.03
13.500 - 13.999	4	363,745.06	0.04
14.000 - 14.499	1	62,227.71	0.01
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Original Term

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
169 - 204	301	$29,857,088.46	2.91%
205 - 240	274	31,540,056.65	3.08
349 - 360	6,130	963,172,600.44	94.01
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Remaining Term

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
169 - 204	301	$29,857,088.46	2.91%
205 - 240	274	31,540,056.65	3.08
349 - 360	6,130	963,172,600.44	94.01
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Original Loan-to-Value Ratio

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	34	$2,451,580.90	0.24%
25.01 - 30.00	19	1,318,788.14	0.13
30.01 - 35.00	32	3,497,937.57	0.34
35.01 - 40.00	41	4,119,462.72	0.40
40.01 - 45.00	41	3,697,098.76	0.36
45.01 - 50.00	107	13,201,378.59	1.29
50.01 - 55.00	119	14,377,607.52	1.40
55.01 - 60.00	228	30,943,726.40	3.02
60.01 - 65.00	303	41,703,684.81	4.07
65.01 - 70.00	396	54,295,180.75	5.30
70.01 - 75.00	758	104,833,112.67	10.23
75.01 - 80.00	1,150	171,218,701.82	16.71
80.01 - 85.00	1,191	188,426,947.18	18.39
85.01 - 90.00	1,831	299,305,471.27	29.21
90.01 - 95.00	455	91,179,066.45	8.90
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Owner Occupancy

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	378	$43,459,968.06	4.24%
Primary	6,282	975,061,460.86	95.17
Second Home	45	6,048,316.63	0.59
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Property Type

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Fam Detached	387	$69,725,798.59	6.81%
Condo	315	47,516,681.76	4.64
Manufactured Housing	67	5,208,273.65	0.51
PUD Attached	31	4,299,468.71	0.42
PUD Detached	307	55,453,791.32	5.41
SF Attached	33	3,791,565.40	0.37
SF Detached	5,565	838,574,166.12	81.85
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash-out Refinance	3,996	$575,001,159.33	56.12%
Purchase	442	76,370,276.18	7.45
Rate-term Refinance	2,267	373,198,310.04	36.42
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Documentation Type

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	4,842	$714,925,846.00	69.78%
Limited	551	97,014,998.25	9.47
Stated	1,312	212,628,901.30	20.75
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Risk Grade

Risk Grade	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1	1,342	$238,851,629.65	23.31%
2	198	36,169,492.67	3.53
3	151	25,938,804.46	2.53
3A	2,287	347,273,566.57	33.89
4	91	14,801,065.41	1.44
5	40	6,338,249.40	0.62
6	23	4,028,506.09	0.39
A	441	68,185,022.89	6.65
AA	1,126	158,012,335.29	15.42
B	626	75,970,931.88	7.41
C	355	45,909,670.18	4.48
D	25	3,090,471.06	0.30
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Type

Loan Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2Y/6M LIBOR ARM	4,354	$681,721,146.27	66.54%
Fixed	2,351	342,848,599.28	33.46
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Geographic Concentration

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	100	$9,412,372.18	0.92%
Alaska	6	770,471.63	0.08
Arizona	142	17,720,173.30	1.73
Arkansas	16	1,375,690.08	0.13
California	1,134	250,674,655.42	24.47
Colorado	202	33,526,407.80	3.27
Connecticut	105	17,757,297.21	1.73
Delaware	6	668,074.99	0.07
Florida	541	64,908,561.40	6.34
Georgia	11	1,243,642.49	0.12
Hawaii	25	5,962,066.07	0.58
Idaho	10	1,320,894.97	0.13
Illinois	403	60,766,555.50	5.93
Indiana	143	12,978,088.74	1.27
Iowa	155	13,484,131.29	1.32
Kansas	39	4,071,117.11	0.40
Kentucky	14	1,629,294.40	0.16
Louisiana	66	5,960,249.70	0.58
Maine	35	3,931,246.49	0.38
Maryland	110	17,591,217.67	1.72
Massachusetts	259	49,430,363.13	4.82
Michigan	361	39,661,240.42	3.87
Minnesota	457	66,232,379.95	6.46
Mississippi	34	3,421,404.26	0.33
Missouri	94	8,994,888.12	0.88
Montana	2	285,500.00	0.03
Nebraska	37	3,209,996.24	0.31
Nevada	57	9,862,961.67	0.96
New Hampshire	29	4,781,128.89	0.47
New Jersey	280	52,960,242.85	5.17
New Mexico	28	3,037,463.41	0.30
New York	492	102,870,299.05	10.04
Ohio	212	21,408,766.72	2.09
Oklahoma	28	2,757,560.11	0.27
Oregon	23	4,031,382.79	0.39
Pennsylvania	182	21,857,076.72	2.13

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Geographic Concentration (Continued)

Geographical Distribution	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Rhode Island	86	$13,064,301.42	1.28%
South Carolina	26	2,831,459.54	0.28
South Dakota	3	274,121.40	0.03
Tennessee	59	5,652,430.07	0.55
Texas	434	43,728,444.54	4.27
Utah	36	5,433,988.96	0.53
Vermont	9	764,266.22	0.07
Washington	129	22,671,296.31	2.21
Wisconsin	70	8,282,476.56	0.81
Wyoming	15	1,312,097.76	0.13
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Prepayment Penalty Term

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0	1,573	$236,916,002.24	23.12%
12	296	60,582,597.03	5.91
24	1,033	177,752,785.34	17.35
36	3,763	544,203,179.77	53.12
42	31	3,824,478.44	0.37
60	9	1,290,702.73	0.13
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Loan Source

Loan Source	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
RETAIL	4,860	$698,441,997.87	68.17%
WHOLESALE	1,845	326,127,747.68	31.83
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

FICO Score

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
499	1	$104,763.75	0.01%
500 - 525	297	39,713,285.32	3.88
526 - 550	601	80,276,121.02	7.84
551 - 575	1,044	152,556,090.83	14.89
576 - 600	815	119,833,334.42	11.70
601 - 625	909	151,215,549.34	14.76
626 - 650	962	150,630,742.15	14.70
651 - 675	754	119,834,590.65	11.70
676 - 700	564	96,451,187.50	9.41
701 - 725	320	51,253,031.94	5.00
726 - 750	207	32,134,426.41	3.14
751 - 775	103	15,531,094.65	1.52
776 - 800	64	8,178,716.91	0.80
801 - 825	6	655,254.80	0.06
Not Available	58	6,201,555.86	0.61
Total:	6,705	$1,024,569,745.55	100.00%

Group II Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Gross Margin

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.000 - 3.499	4	$955,112.26	0.14%
3.500 - 3.999	9	2,494,699.84	0.37
4.000 - 4.499	3	292,135.04	0.04
4.500 - 4.999	2	270,718.88	0.04
5.000 - 5.499	711	108,978,178.43	15.99
5.500 - 5.999	106	20,592,875.71	3.02
6.000 - 6.499	1,635	246,933,186.85	36.22
6.500 - 6.999	1,821	293,211,743.92	43.01
7.000 - 7.499	63	7,992,495.34	1.17
Total:	4,354	$681,721,146.27	100.00%

Group II Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Next Rate Change Date

Next Rate Change Dates (6 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
JUL-2004-SEP-2004	200	$27,453,334.10	4.03%
OCT-2004-DEC-2004	1,533	222,190,564.97	32.59
JAN-2005-MAR-2005	2,621	432,077,247.20	63.38
Total:	4,354	$681,721,146.27	100.00%

Group II Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Maximum Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
11.500 - 11.999	42	$9,423,055.67	1.38%
12.000 - 12.499	85	16,745,960.21	2.46
12.500 - 12.999	373	77,070,924.91	11.31
13.000 - 13.499	336	64,772,380.91	9.50
13.500 - 13.999	662	120,687,183.63	17.70
14.000 - 14.499	448	70,976,538.37	10.41
14.500 - 14.999	767	114,195,241.50	16.75
15.000 - 15.499	291	38,794,767.50	5.69
15.500 - 15.999	586	75,373,966.48	11.06
16.000 - 16.499	161	20,599,392.34	3.02
16.500 - 16.999	298	35,357,452.26	5.19
17.000 - 17.499	104	13,016,960.39	1.91
17.500 - 17.999	119	14,394,727.46	2.11
18.000 - 18.499	43	5,668,734.07	0.83
18.500 - 18.999	31	3,943,571.84	0.58
19.000+	8	700,288.73	0.10
Total:	4,354	$681,721,146.27	100.00%

Group II Collateral Summary (Adjustable-Rate Collateral Only)

Collateral statistics for the Mortgage Loans listed below are as of the *Cut-off Date*.

Minimum Mortgage Rate

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500 - 5.999	42	$9,423,055.67	1.38%
6.000 - 6.499	85	16,745,960.21	2.46
6.500 - 6.999	373	77,070,924.91	11.31
7.000 - 7.499	336	64,772,380.91	9.50
7.500 - 7.999	662	120,687,183.63	17.70
8.000 - 8.499	448	70,976,538.37	10.41
8.500 - 8.999	767	114,195,241.50	16.75
9.000 - 9.499	291	38,794,767.50	5.69
9.500 - 9.999	586	75,373,966.48	11.06
10.000 - 10.499	161	20,599,392.34	3.02
10.500 - 10.999	298	35,357,452.26	5.19
11.000 - 11.499	104	13,016,960.39	1.91
11.500 - 11.999	119	14,394,727.46	2.11
12.000 - 12.499	43	5,668,734.07	0.83
12.500 - 12.999	31	3,943,571.84	0.58
13.000 - 13.499	3	274,315.96	0.04
13.500 - 13.999	4	363,745.06	0.05
14.000 - 14.499	1	62,227.71	0.01
Total:	4,354	$681,721,146.27	100.00%